    WORLD MONITOR TRUST II--
    SERIES D
    MONTHLY REPORT/
    MARCH 30, 2001

WORLD MONITOR TRUST II--SERIES D
--------------------------------------------------------------------------------

Dear Interest Holder:
Enclosed is the report for the period from February 24, 2001 to March 30, 2001 for World Monitor Trust II--Series D ('Series D'). The net asset value of an interest as of March 30, 2001 was $77.35, a decrease of 5.67% from the February 23, 2001 value of $82.00. The year-to-date return for Series D was a decrease of 11.59% as of March 30, 2001.

Quarterly Market Overview

The first quarter of 2001 brought a global economic slowdown to most world markets, characterized by negative earning reports, layoffs and low manufacturing numbers. Investor concerns regarding earnings sparked lower equity prices and tighter terms on credit. Consumer spending and business capital investment decelerated markedly, partly due to decreased consumer and business confidence. This weakening, which was especially evident in durable goods industries, led to large cutbacks in manufacturing outputs as numerous firms attempted to cut excess inventory. In addition, elevated energy costs drained consumer purchasing power and added to business costs, adversely affecting profits and stock market valuations. Except for energy prices, inflation rates remained subdued throughout the quarter.

In light of the rapid weakening in economic expansion in recent months and deterioration in business and consumer confidence, the U.S. Federal Reserve followed a relatively aggressive policy, lowering rates three times during the first quarter of 2001. The Fed's attempt to avoid recession in the U.S. included a surprising 50 basis point cut between regularly scheduled Federal Open Market Committee meetings for a total 150 basis point reduction for the quarter. The Fed saw little inflation risk due to reduced pressure on resources which stemmed from sluggish performance of the economy and relatively subdued expectations of inflation. Other central banks followed the Fed's lead lowering interest rates as well. In Japan, ongoing economic weakness reinforced expectations that the Bank of Japan (BOJ) would reinstate its zero interest rate policy. While it stopped short of directly cutting rates, in March the BOJ announced that it would take other measures to guide rates lower. As poor corporate earnings and weak economic data were released throughout the quarter, investors moved assets from equity markets to fixed income, driving bond markets higher.

Equity markets performed poorly across the board during the first quarter as foreign stock markets generally followed the downtrend of the U.S. markets. Technology stocks led the way and the NASDAQ fell to its lowest level in nearly two years. Losses in the Dow Jones and NASDAQ brought these indexes under the key 10,000 and 2,000 levels, respectively, and the DAX, FTSE, CAC-40 and Nikkei experienced similar losses.

In foreign exchange markets, the U.S. dollar rose slightly against many foreign currencies throughout the quarter, reflecting expectations that some of those economies might be adversely affected by slower economic growth in the United States. Additionally, the U.S. dollar strengthened as investors around the globe felt that it was safest in this time of economic uncertainty. The dollar also rose versus the Japanese yen throughout the quarter, reflecting continuing economic stagnation in Japan. The euro rose against the U.S. dollar at the beginning of the quarter as prospects for U.S. short-term economic growth deteriorated relative to those for Europe. Later in the quarter, the euro traded lower against the dollar as weak economic data was released in Germany and the European Central Bank decided to leave interest rates unchanged, which dampened the outlook for European Union growth.

Energy prices generally remained high throughout most of the quarter. Crude oil prices increased in January as OPEC announced a likely 5% cut in production. In March, an agreement by OPEC members to cut production for the second time this year was not enough to overcome concerns that slowing economies will reduce oil consumption and prices declined slightly.

Quarterly Performance of Series D

The following is a summary of performance for the major sectors in which Series D traded:

Currency (): Series D incurred losses in long Australian dollar, Canadian dollar, British pound and Swiss franc positions as many foreign currencies weakened against the U.S. dollar during the quarter. This was due, in part, to investors' concern that failure of the European Central Bank to match the U.S. Federal Reserve's interest rate cuts would jeopardize European economic growth relative to that of the U.S.

Interest rate (): Fear of a U.S. recession and falling equity prices together with the U.S. Federal Reserve's rate reduction strategy resulted in a flight to quality in the bond market. Bond prices soared throughout the quarter and losses were incurred from short positions in U.S. Treasury notes and eurobonds.

Metal (): Losses were incurred in long copper positions as prices declined in an environment of low inflation.

Index (): Weakness in the U.S. economy and negative earning reports from blue chip and technology companies caused U.S. and foreign equity markets to tumble throughout the quarter. Short Euro DAX, MATIF CAC-40 and S&P 500 positions resulted in gains.

The estimated net asset value per interest as of April 30, 2001 was $80.19. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,
          /s/ Eleanor L. Thomas
          -----------------------
          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
---------------------------------------------------------
For the period from February 24, 2001
  to March 30, 2001
Revenues:
Realized loss on commodity transactions......   $ (77,888)
Change in unrealized commodity positions.....    (212,235)
Interest income..............................      22,709
                                                ---------
                                                 (267,414)
                                                ---------
Expenses:
Commissions..................................      31,737
Management fees..............................       6,602
Other transaction fees.......................       3,579
Other expenses...............................       7,955
                                                ---------
                                                   49,873
                                                ---------
Net loss.....................................   $(317,287)
                                                ---------
                                                ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
-----------------------------------------------------------
For the period from February 24, 2001
  to March 30, 2001

                                                     Per
                                        Total      Interest
                                     -----------   --------
Net asset value at beginning of
  period (68,831.356 interests)....  $ 5,644,324   $  82.00
Contributions......................       41,800
Net loss...........................     (317,287)
Redemptions........................     (114,013)
                                     -----------
Net asset value at end of period
  (67,938.370 interests)...........  $ 5,254,824      77.35
                                     -----------
                                     -----------
                                                   --------
Change in net asset
  value per interest............................   $  (4.65)
                                                   --------
                                                   --------
Percentage change...............................      (5.67)%
                                                   --------
                                                   --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series D is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.
                                 /s/ Barbara J. Brooks
                                 ----------------------
                             by: Barbara J. Brooks
                            Chief Financial Officer